NEWS RELEASE

September 20, 2005

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

ENCOURAGING IP RESULTS AT CERRO ATAJO

DRILLING BEGINS AT SAN FERNANDO TARGET, BAJA, MEXICO

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce the results of a recently commissioned Induced Polarization (IP) survey on its Cerro Atajo Project, NW Argentina.

The 2,800-hectare property lies only 10 kilometres east of the Bajo de la Alumbrera copper-gold porphyry mine (reported resources of approximately 600Mt @ 0.53% copper and 0.61 g/t gold) and 25 kilometres west of the Agua Rica porphyry deposit (reported resources of approximately 700Mt @ 0.66% copper, 0.23 g/t gold and 0.037% molybdenum) within Argentina's pre-eminent mining district.

Initial mapping by the Company defined a large hydrothermal system consistent with a porphyry setting.  The most recent detailed mapping program further defined the alteration zones and outlined several geological targets for geophysical follow-up.

Quantec Geoscience Argentina S.A. conducted a 14 line km pole:dipole survey; the results of which are encouraging in so far as they outline a coherent NE trending charageability : resisitivity anomaly (ranging between 20 – 40 milliseconds and 40 – 70 ohms respectively) over approximately 1800 to 2100m strike and a minimum width of at least 350m.

The anomaly, which sub-parallels the regional, syn-intrusive, Lavadero fault zone, occurs at depths from sub-crop to in excess of 300 – 350m and is associated with several potassically altered dacitic feldspar porphyry outcrops and coeval volcanoclatics which are cut by NW trending quartz – copper oxide – pyrite / chalcopyrite veins and veinlets.

A 1500m diamond drill test is scheduled to commence on September 26th with additional drilling contingent on favourable results.

“The initial IP results are encouraging and the Company will continue to aggressively explore the project,” stated Henk Van Alphen, president of Cardero.  “Cerro Atajo remains the largest untested potential porphyry system in the Bajo de la Alumbrera district.  Should drilling prove to be successful we believe that its strategic location could be of significant value.”

IP has been successfully employed in the discovery and delineation of numerous porphyry copper deposits.  During an IP survey an electrical current is passed directly into the ground and its effects are measured; different mineral species display variable responses depending on their chargeabilites and quantities present.  Typically metallic minerals such as disseminated sulphides have high chargeabilities however, clay minerals may also display similar IP responses, therefore from an exploration viewpoint IP responses are never uniquely interpretable until they are drill tested.

Baja IOCG

The Company has commenced drilling its Baja IOCG project on behalf of its partner Anglo American plc.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The Company is well financed with $15 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not an offer to buy or sell securities in the United States